

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

Jane Park
Chief Executive Officer
Athena Consumer Acquisition Corp.
442 5th Avenue
New York, NY 10018

> **Re: Athena Consumer Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 14, 2022**
> **File No. 001-40921**

Dear Jane Park:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel Nussen